UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F   ☒ Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: May 13, 2024	By:	/s/ Randall Chatwin
Name: Randall Chatwin
Title: Senior Vice President, Legal and Corporate Communications

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting and Information Circular

99.2	Form of Proxy

99.3	User Guide (Hybrid Meetings)

99.4	Notice and Access

99.5	Financial Statement Request Form